

17010590



European Bank
for Reconstruction and Development

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

14 November 2017

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Amended Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 28 July 2017, as amended on 3 August 2017 and further amended on 14 November 2017, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report. The enclosed report amends the reports dated 28 July 2017 (the "Original Report") and 3 August 2017 (the "Amended Report") and filed by the Bank with the Securities and Exchange Commission on the respective dates of such reports in order to file the Pricing Supplement dated 28 July 2017, as amended and restated on 3 August 2017 and further amended and restated on 14 November as an exhibit to the report under Item 7(d)(ii), which replaces and supersedes the Pricing Supplement dated 28 July 2017 as amended and restated on 3 August 2017 previously filed as an exhibit to the Amended Report under Item 7(d)(ii). Other than the amended Pricing Supplement, the Bank is not amending or updating any part of the Original Report or the Amended Report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

AMENDED REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
ARS 750,000,000 Zero Coupon Notes due 1 February 2019
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 28 July 2017, as amended on 3 August 2017 and further amended on 14 November 2017

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Argentine Peso ("ARS") 750,000,000 Zero Coupon Notes due 1 February 2019 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorised by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 28 July 2017, as amended and restated on 3 August 2017 and further amended and restated on 14 November 2017 (the "Amended Pricing Supplement," and, together, the "Offering Circular").

This Report amends the reports dated 28 July 2017 (the "Original Report") and 3 August 2017 (the "Amended Report") and filed by the Bank with the Securities and Exchange Commission on the respective dates of such reports in order to file the Amended Pricing Supplement as an exhibit to this Report under Item 7(d)(ii), which replaces and supersedes the amended and restated Pricing Supplement dated 3 August 2017 previously filed as an exhibit to the Amended Report under Item 7(d)(ii). The Amended Pricing Supplement amended the amended and restated Pricing Supplement dated 3 August 2017 by replacing the reference to "EMTA" with "MAE" in the third paragraph of the Annex to the Pricing Supplement. Other than the Amended Pricing Supplement, the Bank is not amending or updating any part of the Original Report or the Amended Report. The filing of this amended Report, and the inclusion of the Amended Pricing Supplement as an exhibit to the Report, should not be understood to mean that any other statements contained in the Report are true and complete as of any other date subsequent to 28 July 2017.

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 28 July 2017 (the "Purchaser's Confirmation") provided by J.P Morgan Securities plc ("J.P. Morgan") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	78.25%	N/A	78.25%
Total	ARS 586,875,000[(1)]	N/A	ARS 586,875,000[(1)]

[(1)] Payable in U.S. dollars in the amount of USD 34,002,852.48.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Purchaser's Confirmation dated 28 July 2017.**
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 28 July 2017, as amended and restated on 3 August 2017 and further amended and restated on 14 November 2017.

* Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 28 July 2017.

PRICING SUPPLEMENT

28 July 2017

As amended and restated on 14 November 2017

European Bank for Reconstruction and Development
ARS 750,000,000 Zero Coupon Notes due 1 February 2019
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012. This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer at One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Argentine Peso ("**ARS**"), the lawful currency of the Republic of Argentina, *provided that* all payments in respect of the Notes will be made in United States dollars ("**USD**") subject to the provisions set out in the Annex hereto
2	Nominal Amount:	ARS 750,000,000
3	Type of Note:	Zero Coupon
4	Issue Date:	1 August 2017
5	Issue Price:	78.25 per cent. of the Nominal Amount
6	Maturity Date:	1 February 2019, subject to the provisions set out in the Annex hereto
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination(s):	ARS 10,000
11	Exchange of Bearer Notes:	Not applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not applicable

13	(a) Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with a common depositary for Euroclear and Clearstream, Luxembourg and registered in the name of Citivic Nominees Limited as nominee for the common depositary
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	Not applicable
16	Fixed Rate Notes:	Not applicable

Zero Coupon Notes:

17	(a) Accrual Yield:	17.763 per cent.
	(b) Reference Price:	78.25 per cent. of the Nominal Amount
	(c) Other formula or basis for determining Amortised Face Amount:	Not applicable
	(d) Business Day Convention:	Following Business Day Convention Business Days shall be the same as defined in the Annex, with Buenos Aires being the principal business centre, and London and New York City being the additional business centres.
	(e) Day Count Fraction in relation to Early Redemption Amounts and late payment:	Conditions 5(d)(iii) and 5(h) apply
18	Floating Rate Notes and Indexed Notes:	Not applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies, subject to the provisions of the Annex hereto.

20	Dual Currency Notes:	Not applicable
21	Physically Settled Notes:	Not applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a) Redemption at Issuer's option:	No
	(b) Redemption at Noteholder's option:	No
23	(c) Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination, subject to the provisions set out in the Annex hereto
	(d) Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not applicable
24	Instalment Note:	Not applicable
25	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in the Annex hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	J.P. Morgan Securities plc 25 Bank Street Canary Wharf London E14 5JP United Kingdom
28	Date of Syndication Agreement:	Not applicable
29	Stabilising Manager(s):	None
30	Additional selling restrictions:	Argentina: The Notes have not been and will not be registered for public offering under Argentine law No. 17,811, as amended, and accordingly, the Notes may not be publicly advertised, offered or sold within the Republic of Argentina
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only

32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	165280539
	ISIN Code:	XS1652805398
	CUSIP Number:	Not Applicable
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market of the London Stock Exchange
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not applicable
36	Additional Information:	The provisions set out in the Annex shall apply to the terms and conditions in accordance herewith
37	Total Commissions:	Not Applicable

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the Regulated Market of the London Stock Exchange of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 1 August 2017 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:  

Authorised signatory

PART B - OTHER INFORMATION

1	**LISTING**	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange with effect from 1 August 2017 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.
2	**RATINGS**	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "**AAA**" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "**Aaa**" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "**AAA**" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be ARS 586,875,000.00 but payable in USD in the amount of USD 34,002,852.48) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations
(ii)	Estimated net proceeds:	ARS 586,875,000.00 (USD equivalent: USD 34,002,852.48)
(iii)	Estimated total expenses:	£12,000

5 **YIELD**

Indication of yield:	17.763 per cent. per annum As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield

6 **HISTORIC INTEREST RATES**

Not applicable

7 **PERFORMANCE OF INDEX/FORMULA/ OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not applicable

ANNEX

Calculation of Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and the Final Redemption Amount, as applicable, per Specified Denomination will be payable in USD on the Early Redemption Date (if any) or the Maturity Date, as applicable, and determined by the Calculation Agent as follows, on the corresponding Valuation Date:

Specified Denomination / ARS Reference Rate on the applicable Valuation Date rounded to the nearest USD with USD 0.5 being rounded up

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Early Redemption Amount and the Final Redemption Amount payable on the Early Redemption Date (if any) or the Maturity Date (as applicable), as soon as practicable after such determination (but in no event later than four Business Days prior to the Early Redemption Date or Maturity Date, as applicable).

If the ARS Reference Rate is not available for any reason on Bloomberg page <ARS MAEM> <CURRENCY>or on any successor page or on the web site of the MAE (www.mae.com.ar/mercados/forex/default.aspx) on any Valuation Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and the Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of:

(i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists; and

(ii) the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If on the thirtieth day following determination of the occurrence of a Price Source Disruption Event the ARS Reference Rate (or successor pages) is still unavailable then the ARS Reference Rate shall be the EMTA ARS Indicative Survey Rate.

If the EMTA ARS Indicative Survey Rate is not published or available on the relevant Valuation Date, the ARS Reference Rate shall be the average of such firm quotes (expressed as the number of ARS per one USD) from the Reference Dealers (as defined below) as the Calculation Agent is able to obtain for the sale of USD and the purchase of ARS at or about 1.00 p.m. Buenos Aires time on the applicable Valuation Date for settlement two Buenos Aires Business days thereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply.

If none, or only one, of the Reference Dealers provides such a firm quote the Calculation Agent will determine the ARS Reference Rate (or a method for determining the ARS Reference Rate) in good faith and in a commercially reasonable manner.

For the avoidance of doubt, if the Postponed Early Redemption Date or Postponed Maturity Date is not a Business Day, then such date (as applicable) shall occur on the next following Business Day.

For the purposes of these provisions:

"**ARS Reference Rate**" means in respect of a Valuation Date, the ARS/USD spot exchange rate in respect of such Valuation Date, expressed as the amount of ARS per one USD, determined by the Calculation Agent by reference to the ARS MAE (ARS05). The "**ARS MAE**" or "**ARS 05**" each means that the ARS/USD exchange rate for a given date (the "**Relevant Date**") will be the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Argentine

Pesos per one U.S. Dollar, for settlement on the same day, as published both on Bloomberg page <ARS MAEM> <CURRENCY> and on MAE web site (www.mae.com.ar/mercados/forex/default.aspx) at approximately 1:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such Valuation Date, provided that the ARS/USD exchange rate found on the MAE's website shall prevail in case of conflict with the ARS/USD exchange rate appearing on Bloomberg page <ARS MAEM> <CURRENCY>;

"**Buenos Aires Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Buenos Aires, Argentina;

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Buenos Aires;

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Notes become due and payable pursuant to Condition 9;

"**EMTA ARS Indicative Survey Rate**" or "**ARS 04**" each means that the ARS Reference Rate for a Relevant Date will be the Argentine Peso/U.S. Dollar Specified Rate for U.S. Dollars, expressed as the amount of Argentine Pesos per one U.S. Dollar, for settlement on the same day, as published on EMTA's web site (www.emta.org) at approximately 1:00 p.m. (Buenos Aires time), or as soon thereafter as practicable, on such Valuation Date. The EMTA ARS Indicative Survey Rate shall be calculated by EMTA (or a service provider EMTA may select in its sole discretion) pursuant to the EMTA ARS Indicative Survey Methodology (which means a methodology, dated as of January 2, 2003, as amended from time to time, for a centralized industry-wide survey of financial institutions that are active participants in the Argentine Peso/U.S. Dollar markets for the purpose of determining the EMTA ARS Indicative Survey Rate);

"**Postponed Early Redemption Date**" means the thirtieth day following the originally scheduled Early Redemption Date, (if any);

"**Postponed Maturity Date**" means the thirtieth day following the originally scheduled Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/ARS exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner; and

"**Valuation Date**" means in respect of the Maturity Date, the date that is five Business Days prior to such date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Valuation Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five (5) Business Days before the Postponed Maturity Date, the Early Redemption Date or the Postponed Early Redemption Date as applicable.